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                                            EXHIBIT 99.1

[Letterhead]
Ralph E. Davis Associates, Inc.
Consultants-Petroleum and Natural Gas
3555 Timmons Lane-Suite 1105
Houston, Texas   77027
(716) 622-8955









                                       October 21, 1994






Seneca Resources Corporation
333 Clay Street, Suite 4150
Houston, Texas 77002


Attention:    Mr. Emmett Wassell
              General Manager


              Re:  Oil, Condensate and Natural Gas
                   Reserves and Future Net Revenues,
                   Certain Leaseholds of
                   Seneca Resources Corporation
                   As of October 1, 1994


Gentlemen:

At your request, the firm of Ralph E. Davis Associates, Inc. has made a study of the oil, condensate and natural gas reserves on leaseholds in which Seneca Resources Corporation has certain interests. This report presents our estimate of the Proved Developed (producing and non-producing) and/or Proved Undeveloped reserves anticipated to be produced from those leaseholds.

The reserves associated with these estimates have been classified in accordance with the Security and Exchange Commission's Regulation S-X, Rule 4-10, Financial Accounting and Reporting for Oil and Gas Producing Activities. We have also estimated the non-escalated future net revenue and discounted present value associated with those reserves ad of October 1, 1994. The present value is presented for your information and should not be construed as an estimate of fair market value. The results of our study may be summarized as follows:

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Seneca Resources Corp.
Mr. Emmett Wassell
October 21, 1994
Page 2


    Estimated Reserves and Future Income
    Net to Seneca Resources Corporation
         As of October 1, 1994


                        Proved Reserves
                              Developed
Remaining Reserves      Producing Non-Producing  Undeveloped    Total

Oil/Condensate, MBbls     6,598          3,514     7,383         17,495
Gas, MMSCF              111,093         68,197    68,157        247,447

Future Income: $1000.00

Future Gross Revenue    327,762        159,107   219,004        705,874
Operating Expense        85,018          7,094    23,428        115,540
Taxes & Trans. Expense   28,106          4,945    10,010         43,061
Future Capital Expense   21,629         18,455    54,215         94,299
Future Net Income (FNI) 193,009        128,613   131,351        452,973
FNI Discounted at 10%   122,518         78,584    81,770        282,872

Oil and condensate volumes are expressed in barrels or thousands of barrels (MBbls) of stock tank oil and condensate. Gas volumes are expressed in millions of standard cubic feet (MMCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.

DISCUSSION

Calculations of reserves presented in this report were accomplished by either volumetric or performance techniques. The bulk of basic data, including certain logs, core analysis reports and oil and gas production records, were provided by the client. Other information was obtained from commercial sources. Ralph E. Davis Associates, Inc. performed no basic geologic interpretations, but did review the geologic data and interpretations furnished by Seneca Resources Corporation.

Proved reserves were established for all wells with zones on commercial production, shut-in awaiting pipeline connection, shut-in awaiting recompletion or undrilled locations on proven spacing. Schedules for future development drilling were furnished by either Seneca Resources or the operator of the property and were reviewed as to the reasonableness of the programs.

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Seneca Resources Corp.
Mr. Emmett Wassell
October 21, 1994
Page 3

SUMMARY CONCLUSIONS

Seneca Resources Corporation has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this investigation. The ownership interests, prices, product classifications relating to prices and other factual data were accepted as furnished without verification. No independent well tests, property inspections, or audits of operating expenses were conducted by our staff in conjunction with this study.

In order to estimate the reserves, costs and future revenues shown in this report, we have relied in part on geological, engineering and economic data furnished by Seneca Resources Corporation. Although we have a best efforts attempt to acquire all pertinent data and to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee that the volumes of oil or gas or the revenues projected will be realized. The reserve and revenue projections presented in this report may require revision as additional data become available.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Neither Ralph E. Davis Associates, Inc. nor its employees has any interest in the subject properties and neither the employment to make this study nor our compensation is contingent on our estimates of reserves and future income for the subject properties.

This report has been prepared under the direct supervision of Allen C. Barron,
P. E., Registered Professional Engineer No. 49284, State of Texas, U.S.A.

We appreciate the opportunity to be of service to you in this matter. Any questions or inquiries should be directed to the above.

    Very truly yours,

    RALPH E. DAVIS ASSOCIATES, INC.


    /s/Allen C. Barron
    Allen C. Barron, P. E.
    Vice President
ACB:cg

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         QUALIFICATIONS

The following statements relate to the attached reserve report and define both specific items and general circumstances addressed by Ralph E. Davis, Associates, Inc. (RED) in its analysis.


DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by Seneca Resources Corporation, the operators, or were obtained from commercial sources. RED has accepted as correct the records as they pertain to factual matters such as acreage controlled, the number and depths of wells, reservoir pressure and production history, the existence of contractual obligations to others and similar matters. Additionally, the analysis of these properties utilized not only the basic data on the subject wells, as provided, but also data on analogous properties as acquired by RED through its own files and certain industry, statistical libraries. Well logs, ownership interest, prices, and operating costs were furnished by Seneca Resources Corporation. RED made no physical inspection of the properties nor conducted any well tests.


RESERVE ESTIMATES

In determining the estimates of oil, gas, and condensate reserves included in this report, available data relating to pressure and production history and geological and well test information were utilized. Reserve estimates are based primarily upon extensive pressure or production history or were determined from volumetric analysis or by analogy with wells in the area producing from the same or similar formations.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. Reserve estimates presented in this report were calculated using accepted engineering methods and procedures and are believed to be reasonable. However, future reservoir performance might justify revision of these estimates.


PRODUCING RATES

For the purpose of this report, estimated reserves are scheduled for recovery on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressures, core analysis, reservoir volumes, anticipated producing mechanisms, the number and types of completions, as well as the past performance of analogous reservoirs.

These and other future rates may be subject to regulation by various agencies or changes in market demand or other factors; consequently, reserves actually recovered and the real rates of recovery may vary from the estimates included herein.

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PRICING PROVISIONS

Crude Oil and Condensate - Unit prices used throughout this report for crude oil and condensate are those specific prices being received by the company where properties are currently being produced. Prices for liquid reserves scheduled for initial production at some future date were estimated from current prices on the same property. Liquid prices were held constant throughout the producing life of the properties.

Natural Gas - Unit prices used throughout this report for natural gas are those specific prices being received by the company where properties are currently being produced. Adjustments for BTU content and tax reimbursement were taken into account where appropriate. Prices for other gas reserves scheduled for initial production at some future date were estimated from current prices on the same property. Gas prices were held constant throughout the producing life of the properties.


FUTURE NET INCOME

Future net income or net cash flow is based upon gross income from future production, less direct lease operating expenses and taxes (production, severance, ad valorem or other). Estimated future capital for development and workover costs were also deducted from gross income at the time they will be expended. No allowance was made for depletion, depreciation, income taxes or administrative expense.

Direct lease operating expense includes direct costs of operations of each lease or an estimated value for future operations based upon analogous properties. No direct lease operating expense or taxes have been included in the cash flow schedules of those wells which currently have no economic reserves. Neither capital costs for drilling and/or major workover expense nor operating costs were escalated. Neither the cost to abandon onshore properties nor the salvage value of equipment was considered in this report.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent using continuous discounting. In this report the future net income is discounted at a primary rate of ten (10.0) percent.